Ad Hoc Release acc. to 15 WpHG

For Immediate Release

Independent Data Monitoring Board Recommends that

GPC Biotech Continue Satraplatin Phase 3 Trial as Planned

  Data Monitoring Board Reports Design and Conduct of Trial Remain Sound
  SPARC Trial Passes Futility Analysis
  Full Progression Free Survival Data Expected in Fall 2006

Martinsried/Munich (Germany) and Waltham, Mass. and Princeton, N.J., April 25, 2006 -- GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced that the independent Data Monitoring Board (DMB) for the satraplatin Phase 3 registrational trial SPARC (Satraplatin and Prednisone Against Refractory Cancer) in second-line chemotherapy for hormone-refractory prostate cancer has held its planned meeting to review interim safety and efficacy data from the study. As expected, the DMB recommended that the trial should continue to completion.

The DMB analyzed the efficacy data as assessed by the blinded independent progression review panel on the first 354 progression-free survival (PFS) events and also reviewed the safety data from the first 593 patients who had been randomized in the trial and had completed at least one cycle of treatment. After reviewing the data, the DMB reported that the design and conduct of the trial remained sound. In addition, the DMB determined that the SPARC trial had also passed the pre-defined futility analysis. The SPARC trial, therefore, continues to completion and GPC Biotech remains blinded to the study data.

End of ad hoc release.

This ad hoc release may contain forward-looking statements, including, without limitation, statements about the progress and results of the outcome of the SPARC trial and other clinical development activities, regulatory processes and commercialization efforts for satraplatin. Forward-looking statements are based on the Company's current expectations and projections about future events and are subject to risks, uncertainties and assumptions in light of which the forward-looking events discussed in this press release might not occur. We direct you to the Company's Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect these statements and the Company's future results, performance and achievements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
GPC Biotech AG Fraunhoferstr. 20 82152 Martinsried/Munich, Germany Martin Braendle Associate Director, Investor Relations & Corporate Communications Phone: +49 (0)89 8565-2693 ir@gpc-biotech.com	Additional Media Contact: Maitland Noonan Russo Brian Hudspith Phone: +44 (0)20 7379 5151 bhudspith@maitland.co.uk
In the U.S.: Laurie Doyle Associate Director, Investor Relations & Corporate Communications Phone: +1 781 890 9007 X267 usinvestors@gpc-biotech.com	In the U.S.: Noonan Russo Matt Haines Phone: +1 212 845 4235 matthew.haines@eurorscg.com